October 6, 2021

Ms. Taylor Beech, Esq.	VIA EDGAR

Securities and Exchange Commission

Office of Trade & Services

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Phone: (202) 551-4515

Re:	Kidpik Corp.
Draft Registration Statement on Form S-1 Submitted May 18, 2021
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted September 3, 2021
CIK No. 0001861522

Dear Ms. Beech,

We are responding to comments the staff (the “Staff”) of Securities and Exchange Commission (the “Commission”) provided on September 16, 2021, to Kidpik Corp.’s (the “Company’s” or “Kidpik’s”), Amendment No. 2 to Draft Registration Statement on Form S-1 (the “Registration Statement”) submitted September 3, 2021

In connection with these responses, we are submitting an Amendment No. 3 to the Draft Registration Statement on Form S-1 (“Amendment No. 3”) via EDGAR.

Our responses to the Staff’s comments are indicated below, directly following a restatement of each comment in bold type.

Amendment No. 2 to Draft Registration Statement on Form S-1

Capitalization, page 44

1. Please revise the table to include debt as part of total capitalization.

Response:

We have revised the Capitalization table to include the “Long-term debt, related party”.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 52

2. We note your response to comment 5 and your revised disclosure. Please disclose the historical breakdown of your revenue by:

• sales of subscription boxes, sales via Amazon, and sales via your website;

• your product lines (e.g., girls’ apparel, boys’ apparel, and toddlers); and

• repeat purchasers and new customers.

Ms. Taylor Beech, Esq.

October 6, 2021

Response:

We have expanded our disclosures to include a historical breakdown of revenue by sales of subscription boxes, sales via Amazon, and sales via our website; we have also disclosed historical breakdown of revenue by our product lines (e.g., girls’ apparel, boys’ apparel, and toddlers); and have disclosed the subscription boxes revenue from repeat purchasers and new members.

3. We reviewed your revisions made in response to comment 7. Please revise your disclosures here to include an analysis of the components of the audited statements of cash flows for the years ended January 2, 2021 and December 28, 2019.

Response:

We have updated and expanded our discussion of the components of the cash flows statements.

* * * * *

Sincerely,

/s/ Adir Katzav
Adir Katzav
Chief Financial Officer